UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC  20549

                           SCHEDULE 13G

              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 2)*

                      Mercury Computer Systems Inc
________________________________________________________________________
                           (Name of Issuer)

                                Common
________________________________________________________________________
                     (Title of Class of Securities)

                               589378108
________________________________________________________________________
                            (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  589378108           13G               Page 1 of 2 Pages
________________________________________________________________________
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Massachusetts Mutual Life Insurance Company
         04-1590850
_________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                    (A)  _______

                                    (B)  __x____
_________________________________________________________________________
3        SEC USE ONLY


_________________________________________________________________________
4        CITIZENSHIP OF PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
_________________________________________________________________________
                  5        SOLE VOTING POWER
NUMBER OF
   SHARES                   351,750
                  ____________________________________________________
BENEFICIALLY      6        SHARED VOTING POWER
   OWNED BY
   EACH                    not applicable
                  ____________________________________________________
REPORTING         7        SOLE DISPOSITIVE POWER
   PERSON
   WITH                     351,750
                  ____________________________________________________
                  8        SHARED DISPOSITIVE POWER

                           not applicable
_________________________________________________________________________
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                             351,750
_________________________________________________________________________
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES *
                       	Not applicable


_________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             3.5%
_________________________________________________________________________
12       TYPE OF REPORTING PERSON *

         IC  (insurance company)
_________________________________________________________________________

                  *  SEE INSTRUCTION BEFORE FILLING OUT!


CUSIP No. 589378108              13G             Page 2 of 2 Pages
________________________________________________________________________
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MassMutual Corporate Investors
         04-2483041
_________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                    (A)  _______

                                    (B)  __x____
_________________________________________________________________________
3        SEC USE ONLY


_________________________________________________________________________
4        CITIZENSHIP OF PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
_________________________________________________________________________
                  5        SOLE VOTING POWER
NUMBER OF
   SHARES                   285,750
                  ____________________________________________________
BENEFICIALLY      6        SHARED VOTING POWER
   OWNED BY
   EACH                    not applicable

                  ____________________________________________________
REPORTING         7        SOLE DISPOSITIVE POWER
   PERSON
   WITH                     285,750
                  ____________________________________________________
                  8        SHARED DISPOSITIVE POWER

                           not applicable
_________________________________________________________________________
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                             285,750
_________________________________________________________________________
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES *

                      not applicable
_________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          2.8%
_________________________________________________________________________
12       TYPE OF REPORTING PERSON *

         IV (investment company)
_________________________________________________________________________




ITEM 1(a).  Name of Issuer: Mercury Computer Systems Inc

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

            199 Riverneck Road
            Chelmsford, MA 01824-2820

ITEM 2(a).  Name of Person Filing:

            This statement is filed on behalf of Massachusetts Mutual Life Insurance Company and MassMutual Corporate Investors, which together may be regarded as a group for the purpose of this statement. This statement is signed on behalf of both the aforementioned parties, and therefore it does not include a separate agreement providing for a joint filing.

ITEM 2(b).  Address of Principal Business Office:

            MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
            1295 State Street
            Springfield, Massachusetts  01111

            MASSMUTUAL CORPORATE INVESTORS
            1295 State Street
            Springfield, Massachusetts  01111

ITEM 2(c).  Citizenship

            MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY is organized under the laws of the Commonwealth of Massachusetts

            MASSMUTUAL CORPORATE INVESTORS is
            organized under the laws of the Commonwealth of Massachusetts

ITEM 2(d).  Title of Class of Securities:  Common Stock

ITEM 2(e).  CUSIP NUMBER: 589378108

ITEM 3. This statement is filed pursuant to Rule 13d-1(b) by Massachusetts Mutual Life Insurance Company, an insurance company as defined in Section 3(a)(19), MassMutual Corporate Investors, an investment company registered under Section 8 of the Investment
            Company Act of 1940 which together may be regarded as a group pursuant to Rule
            13d-1(b) (ii) (H).

ITEM 4.     Ownership:

            This statement if filed to report information as of January 29, 1999:

            (a)  Amount Beneficially Owned:

            Massachusetts Mutual Life Insurance Company and
            MassMutual Corporate Investors own respectively
            351,750 and 285,750 shares of common stock.

            Total shares of common stock owned directly and
            indirectly:  637,500

            The filing of this statement shall not be construed
            as an admission that Massachusetts Mutual Life Insurance Company and MassMutual Corporate Investors
            are for the purposes	of sections 13(d) and 13(g)
            of the Securities Exchange Act of 1934, the beneficial owners of any common stock of the issuer.

            (b)  Percent of Class:

            Percentage of ownership is calculated as follows:

            637,500 (shares held) / 10,113,000 (shares outstanding)
                    = 6.3%

            (c)  Powers:

            Massachusetts Mutual Life Insurance Company and
            MassMutual Corporate Investors each have sole power to vote or dispose of respectively 351,750 and 285,750 shares of common stock.

ITEM 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person:

            Not applicable

ITEM 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on by the Parent Holding Company:

            Note applicable

ITEM 8. Identification and Classification of Members of the Group:

            Not applicable


ITEM 9.     Notice of Dissolution of the Group:

           	Not applicable

ITEM 10.    Certification:

            By signing below, MASSACHUSETTS MUTUAL LIFE
            INSURANCE COMPANY, MASSMUTUAL CORPORATE
            INVESTORS certify to the best of their
            knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            After reasonable inquiry and to the best of our knowledge and belief, MASSACHUSETTS MUTUTAL LIFE INSURANCE COMPANY and MASSMUTUAL CORPORATE INVESTORS certify that the information set forth in this statement is true, complete and correct.


February 1, 1999                      February 1, 1999
_____________________               _____________________
     Date                                Date

MASSACHUSETTS MUTUAL                MASSMUTUAL CORPORATE
LIFE INSURANCE COMPANY              INVESTORS

By:  signature                      By:  signature


Charles McCobb                      Charles McCobb
Managing Director                   Managing Director
_________________________           _________________________
(Print Name and Title               (Print Name and Title
 of Person Signing)                  of Person Signing)